TSX, NYSE - HBM 2026 No. 29

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Delivers Record Third Quarter 2026 Results, Further Improves Cost Guidance and Advances Copper Growth Pipeline

Toronto, Ontario, November 12, 2026 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) released its third quarter 2026 financial results today. All amounts are in U.S. dollars, unless otherwise noted.

"Hudbay delivered record performance this quarter, with revenue of $766 million achieving a new record and adjusted EBITDAi of $413 million resulting in record trailing twelve-month adjusted EBITDA of $1.5 billion, and we are well on our way to delivering the 12th consecutive year of achieving annual consolidated copper production guidance and the 6th consecutive year of achieving annual consolidated gold production guidance," said Peter Kukielski, Chief Executive Officer. "The strength of our diversified operating platform and the dedication of our people helped to achieve a new record for mill throughput at Constancia, significant increases in mine productivity at Lalor, record mill throughput at New Britannia and record gold recoveries at Stall during the third quarter. Our three-year operational turnaround at Copper Mountain has delivered the first quarter of positive free cash flowi since our acquisition. We are extremely well positioned to continue to prudently reinvest in several high-return growth opportunities across the business to further enhance our exposure to copper and gold. Following the quarter, Hudbay and Mitsubishi achieved a significant milestone with the final investment decision at Copper World, one of the best copper growth projects in the Americas, offering some of the highest copper grades, lowest cash costs and favourable capital intensity. We continue to solidify our position as a premier Americas-focused copper producer with a pipeline of long-life, low-cost assets in tier-one jurisdictions."

"Our diversified operations in Canada and Peru continued to achieve strong copper and gold production, with operating efficiencies, which have more than offset external cost pressures and allowed us to improve our 2026 full-year consolidated cash cost guidance for a second time this year and also improve our 2026 full-year sustaining cash cost guidance," said Eugene Lei, President and Chief Financial Officer. "We generated over $200 million in free cash flow during this quarter and more than $400 million year-to-date, even after investing over $325 million in sustaining capital across our operations. Our strong free cash flow generation and balance sheet strength position us well to fund our share of the Copper World project and make generational investments in our operating mines to double our copper production per share. This is consistent with our disciplined capital allocation framework, which focuses on generating the highest risk-adjusted returns while advancing our industry-leading growth pipeline."

Delivered Record Third Quarter Results; Production Guidance Reaffirmed and Cost Guidance Further Improved

• Achieved record quarterly revenue of $765.9 million, net earnings attributable to ownersi of $149.5 million, and quarterly adjusted EBITDAi of $413.4 million, driven by steady operating performance, attractive operating margins and strong exposure to copper and gold across Hudbay's diversified operating portfolio.

• Higher consolidated copper production of 30,152 tonnes and gold production of 69,513 ounces in the third quarter of 2026, representing a 7% and 36% increase, respectively, compared to the second quarter of 2026.

• Continued to demonstrate industry-leading margins with consolidated cash costi and sustaining cash costi, net of by-product credits, of $(0.19) and $1.61 per pound of copper, respectively, in the third quarter of 2026.

• Reaffirmed full year 2026 consolidated production guidance including 110,000 to 138,000 tonnes of copper and 217,000 to 272,000 ounces of gold.

TSX, NYSE - HBM 2026 No. 29

• Further improved full year 2026 consolidated cash costi guidance range to $(0.55) to $(0.35) per pound of copper, an additional improvement from the previously updated guidance range of $(0.45) to $(0.25) per pound of copper, as year-to-date results are trending well below the low end of the cash cost range.

• Improved full year 2026 consolidated sustaining cash cost guidance range to $1.40 to $1.80 per pound of copper from the original guidance range of $1.70 to $2.10 per pound of copper as a result of strong exposure to gold by-product credits and continued strong operating cost control. Full year 2026 consolidated sustaining capital expenditures expected to be $35 million lower than guidance levels due to lower capitalized stripping in Peru and British Columbia and capital deferrals and efficiencies.

• Peru operations demonstrated steady operating performance with production of 20,572 tonnes of copper and 5,267 ounces of gold in the third quarter of 2026. Peru cash costi, net of by-product credits, of $2.23 per pound exceeded the upper end of the 2026 annual guidance range of $1.70 to $2.10 per pound primarily due to lower by-product credits, partially offset by better treatment and refining charges.

  Achieved record Constancia mill throughput of approximately 91,000 tonnes per day in the third quarter, on track to achieve 34 million tonnes per annum in 2027.

• Manitoba operations demonstrated strong operating performance and executed on the commitment to deliver a stronger second half of 2026 with production of 57,261 ounces of gold, 3,012 tonnes of copper, 3,691 tonnes of zinc and 268,346 ounces of silver in the third quarter of 2026. Manitoba cash costi of $403 per ounce of gold outperformed the low end of the 2026 annual guidance range of $500 to $800 per ounce as a result of higher by-product prices.

  Continued to exceed Snow Lake mill performance expectations with record New Britannia mill throughput of 2,250 tonnes per day and record Stall gold recoveries of 73.6% in the third quarter.

• British Columbia operations showed improving operating performance with production of 6,568 tonnes of copper, 6,985 ounces of gold and 52,010 ounces of silver in the third quarter of 2026, in line with quarterly cadence expectations. British Columbia cash costi of $3.09 per pound of copper was higher than the annual cost guidance range of $1.50 to $2.50 per pound primarily due to elevated fuel prices, higher fuel consumption from increased material moved and timing of equipment maintenance. While British Columbia cash cost is expected to improve in the fourth quarter with higher expected production volumes, full year cash cost is expected to track towards the high end of the annual guidance range.

  Achieved Copper Mountain mill throughput of approximately 43,500 tonnes per day in September, reflecting successive monthly increases after the completion of mill maintenance at the primary SAG mill in July, and on track to achieve the targeted 50,000 tonnes per day by the end of the year. The third quarter represented the first quarter of positive free cash flowi at Copper Mountain since its acquisition by Hudbay, demonstrating the benefits from continued operating efficiencies, recent mill improvement initiatives and ongoing execution of the accelerated stripping program.

• Third quarter earnings per share attributable to owners was $0.34, reflecting strong gross profit margins as a result of the continued focus on cost control and higher metal prices more than offsetting higher input costs. After adjusting for various non-cash items on a pre-tax basis, third quarter adjusted earningsi per share attributable to owners was $0.34.

• Cash and cash equivalents were $788.7 million and total liquidityii was $964.3 million at the end of the third quarter of 2026, before giving effect to a $250 million increase in size to Hudbay's credit facilities in November 2026. Cash and cash equivalents exclude $50.1 million in U.S. municipal bond proceeds that are classified as restricted cash and reflect $45.0 million in net purchases of investments and $22.0 million of debt repayments during the third quarter of 2026.

Record Trailing Twelve-month EBITDA and Free Cash Flow Generation; Strong Balance Sheet and Significant Financial Flexibility

• Hudbay's unique copper and gold diversification across its operations, together with a focus on cost control across the business, continues to realize strong margins and generate significant free cash flow.

• Operating cash flow before changes in non-cash working capital was $313.9 million during the third quarter of 2026, reflecting an increase of $103.8 million compared to the second quarter as a result of record quarterly revenue and maintaining strong operating margins.

• Delivered free cash flowi generation of $201.9 million during the third quarter of 2026, reflecting an increase of approximately $100 million compared to the second quarter through higher production and continued strong operating margins. Generated more than $400 million of free cash flow year-to-date in 2026 despite investing over $325 million of sustaining capital in the business over this period. This has resulted in record trailing twelve-month free cash flow generation of $631.0 million.

TSX, NYSE - HBM 2026 No. 29

• Achieved quarterly adjusted EBITDAi of $413.4 million in the third quarter of 2026, resulting in record trailing twelve-month adjusted EBITDAi of $1,542.4 million.

• Recorded net debti of negative $0.1 million as at September 30, 2026, positioning the Company well to reinvest in high-return growth capital projects across the business, including the recently announced final investment decision ("FID") to proceed with the development and construction of Copper World.

• Net debt to adjusted EBITDA ratioi was 0.0x in the third quarter of 2026, significantly improved from 0.4x in the fourth quarter of 2025 as a result of the initial proceeds received from Mitsubishi Corporation ("Mitsubishi") on closing of the Copper World joint venture transaction in January 2026, along with strong cash flows from operations.

• Consistent with Hudbay's prudent balance sheet management and balanced capital allocation framework, Hudbay repaid $22.0 million of its outstanding $272 million draw on its revolving credit facilities in the third quarter of 2026.

• As announced with the Copper World FID in October, Hudbay proactively amended and extended its existing revolving credit facilities. Total capacity under the facilities was upsized from $450 million to $700 million and the maturity date of the facilities was extended by two years to November 2030. The amended credit agreements include an improved pricing grid and greater financial flexibility that reflects Hudbay's robust cash flow, strong balance sheet position, and its recently upgraded credit rating. After adjusting for the $250 million increase in size of the credit facilities, Hudbay's proforma liquidity as of September 30, 2026 is approximately $1.2 billion.

Advancing Brownfield and Greenfield Investments to Drive Strong Returns and Significant Production Growth

• Formally approved, along with Mitsubishi, the FID to proceed with the construction and development of Copper World as the next major copper mine in the U.S. with first production targeted for the second half of 2029. The FID is supported by robust economic returns with low capital intensity outlined in the Copper World definitive feasibility study and related pre-feasibility studies (collectively, the "DFS") which delivers annual copper production of 102,000 tonnes over the first 10 years, an 11% increase when compared to 92,000 tonnes in Hudbay's 2023 pre-feasibility study for Copper World ("2023 PFS").

  The base case for Copper World contemplates a 15-year mine life utilizing mineral reserves and requires only state and local permits ("Base Case") and expands the concentrator in year five to enable a 43% increase in average annual copper production to 120,000 tonnes in years six to 10 compared to 84,000 tonnes over the first five years. The Base Case generates an after-tax net present value (8%) of $1.2 billion and internal rate of return of 17% at a long-term copper price of $5.00 per pound, which increases to $2.3 billion and 22%, respectively, at a copper price of $6.00 per pound.
  The extension case for Copper World contemplates a 37-year mine life utilizing only measured and indicated mineral resources and expands mining activities onto federal lands in year 10, subject to obtaining federal permits ("Extension Case"), maintaining annual copper production of 117,000 tonnes from years 11 to 20. The Extension Case generates an after-tax net present value (8%) of $2.5 billion and internal rate of return of 19% at a long-term copper price of $5.00 per pound, increasing to $4.0 billion and 24%, respectively, at a copper price of $6.00 per pound.
  As a result of Hudbay's capital allocation strategy and prudent Copper World funding plan, the levered internal rate of return to Hudbay increases to 32% at $5.00 per pound of copper long-term in the Base Case and to 44% at $6.00 per pound of copper in the Extension Case.

• Enhanced the gold production profile at Snow Lake and extended reserve mine life to 18 years with updated life of mine plan released in September. Total life-of-mine gold production increased by 60% and reserve mine life extended by an additional two years to 2043, which together with the four-year extension in March 2026 represents a total of six years added to the reserve mine life.

  Updated five-year averageiii annual gold production of 185,000 ounces reflects continued strong mill throughput rates at New Britannia and higher gold recoveries at Stall, representing a 37% increase in total gold production from an additional 250,000 ounces produced over the same five-year period in the Snow Lake 2021 technical report.
  Snow Lake updated mineral reserve estimates increased contained gold to 2.0 million ounces, and the updated mine plan represents a conservative view based on Hudbay's historical high resource-to-reserve conversion rate of 90%iv and ongoing exploration activities. There remains 1.5 million ounces of gold contained in inferred mineral resource estimates.

TSX, NYSE - HBM 2026 No. 29

• Implementing mill enhancements at Constancia to drive further increases in mill throughput and copper recoveries. The completion of the installation of a third rougher line late in the third quarter is expected to drive higher copper recoveries starting in the fourth quarter. The installation of two pebble crushers is nearing completion with commissioning expected in November, resulting in increased processing capacity at the Constancia mill.

• Advancing the development of infrastructure at the New Ingerbelle extension project in British Columbia and de-risking the path to first production in late 2028. New Ingerbelle is expected to enhance the copper and gold production profile and secure a longer mine life at Copper Mountain.

• Advancing the recently acquired Cactus project in Arizona by initiating pre-feasibility study ("PFS") activities, including multiple trade-off studies, with completion expected in the second half of 2027.

• Continuing to derisk the long-term Mason project in Nevada through PFS and other site activities. The Mason PFS is expected to be completed in the second half of 2027.

Positive Exploration Results Across the Business

• Recent exploration drilling in Peru intersected a potential new high-grade feeder system at Constancia in multiple drill holes, with highlights including 245 metres of 0.43% copper and 0.03% molybdenum, indicating high-grade expansion potential beneath and adjacent to the existing reserve and resource envelope. Follow up drilling is underway.

• Continuing to execute an extensive exploration program in Snow Lake from recently developed underground exploration drifts at Lalor and 1901 to enable infill drilling and testing of mineralized extensions, while also testing identified high-priority targets at the former producing New Britannia gold mine currently on care and maintenance (the "Britannia Gold Project"). Regional geophysics, mapping, structural modeling and data compilations underway to support target definition for new anchor deposits.

• Completing a targeted drilling program at New Ingerbelle focused on upgrading existing inferred resources to reserves to further optimize and extend the mine life at Copper Mountain. Results are expected to be incorporated in Hudbay's annual reserve and resource update in March 2027.

Summary of Third Quarter Results

Hudbay's diversified asset portfolio delivered consolidated copper production of 30,152 tonnes and consolidated gold production of 69,513 ounces in the third quarter of 2026, positioning the Company well to meet full-year 2026 consolidated production guidance. Consolidated copper production was higher than the second quarter of 2026 as a result of record high mill throughput in Peru and higher grades offsetting lower mill throughput in British Columbia. Consolidated gold production was higher than in the second quarter of 2026 primarily due to increased throughput and grades in Manitoba. Consolidated silver production of 897,587 ounces was higher than the second quarter of 2026 primarily driven by increased mill throughput and higher grades, while zinc production of 3,691 tonnes in the third quarter of 2026 decreased compared to the second quarter of 2026, primarily reflecting lower zinc grades at the Manitoba operations.

Cash generated from operating activities was $214.9 million during the third quarter of 2026, reflecting a decrease of $82.1 million compared to the second quarter of 2026, primarily driven by unfavourable changes in non-cash working capital. Operating cash flow before changes in non-cash working capital was $313.9 million during the third quarter of 2026, an increase of $103.8 million compared to the second quarter of 2026, primarily reflecting higher realized copper prices and increased sales volumes.

Adjusted EBITDAi was $413.4 million in the third quarter of 2026, a 29% increase compared to $321.2 million in the second quarter of 2026, primarily due to higher realized copper prices and higher copper, gold and silver sales volumes.

Net earnings attributable to owners was $149.5 million, or $0.34 per share, in the third quarter of 2026 compared to $137.4 million, or $0.34 per share, in the second quarter of 2026. The strength in aggregate earnings resulted from the aforementioned high revenue due to higher sales volumes of all metals, and cost control resilience in the face of higher diesel prices.

TSX, NYSE - HBM 2026 No. 29

Adjusted net earnings attributable to ownersi and adjusted net earnings per share attributable to ownersi in the third quarter of 2026 were $149.5 million and $0.34 per share, respectively, after adjusting for various non-cash items on a pre-tax basis including $13.4 million in evaluation expenses, a $5.4 million mark-to-market revaluation net loss on various financial instruments, share-based compensation and offsetting mark-to-market gains on investments, a non-cash $11.8 million gain in re-evaluation adjustment on environmental provisions, among other items. This compares to adjusted net earnings attributable to ownersi and net earnings per share attributable to ownersi of $113.5 million and $0.28 per share, respectively, in the second quarter of 2026. The increase is a result of higher realized metal prices for copper and zinc and the aforementioned higher sales volumes.

Consolidated cash costi, net of by-product credits, in the third quarter of 2026 was $(0.19) per pound of copper, compared to $(0.40) per pound in the second quarter of 2026. The increase from the second quarter of 2026 was in line with the expected cost cadence and is the result of lower by-product credits and slightly higher mine operating costs.

Consolidated sustaining cash costi, net of by-product credits, in the third quarter of 2026 was $1.61 per pound of copper, compared to $1.39 per pound in the second quarter of 2026. This increase was primarily due to the same factors impacting consolidated cash cost noted above. Consolidated all-in sustaining cash costi, net of by-product credits, in the third quarter of 2026 was $2.25 per pound of copper, higher than the second quarter of 2026 due to the same reasons noted above.

As at September 30, 2026, total liquidityii was $964.3 million, including $788.7 million in cash and cash equivalents, which excludes $50.1 million in U.S. municipal bond proceeds that are classified as restricted cash, and undrawn availability of $175.6 million under Hudbay's revolving credit facilities (prior to giving effect to the $250 million increase in size to the credit facilities in November 2026). Cash and cash equivalents reflect $45.0 million in net purchases of investments and $22.0 million in debt repayments during the third quarter of 2026. Net debti at the end of the third quarter was negative $0.1 million. Hudbay expects that its current liquidity, together with cash flows from operations, will be sufficient to meet the Company's liquidity needs for the next 12 months. With the successful execution of its disciplined capital allocation strategy, attracting Mitsubishi as a long-term strategic joint venture partner and a prudent project funding plan, Hudbay's Copper World capital contributions are expected to be approximately $500 million, representing less than 25% of the initial growth capital, with capital contributions not expected to be required until 2028.

Consolidated Financial Condition (in $ millions, except net debt to adjusted EBITDA ratio)	Sep. 30, 2026	Jun. 30, 2026	Dec. 31, 2025
Cash and cash equivalents[1]	788.7	890.9	568.9
Total long-term debt	838.7	860.2	1,008.6
Net debt[2,3]	(0.1)	(80.5)	439.7
Working capital[4]	845.1	751.8	(65.6)
Total assets	8,360.9	8,062.0	6,223.3
Equity attributable to owners of the Company	4,949.6	4,797.2	3,231.0
Net debt to adjusted EBITDA[2]	0.0	(0.1)	0.4

1 As at September 30, 2026 cash and cash equivalents include $290.1 million in cash held by Copper World LLC (June 30, 2026 - $334.5 million and December 31, 2025 - $nil). These funds are contractually restricted solely for the advancement of the Copper World project and are not available to the general Hudbay group and excludes $50.1 million of restricted cash related to unspent proceeds from senior unsecured municipal bond financing.

2 Net debt and net debt to adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

3 Hudbay calculates net debt as total long-term debt less cash and cash equivalents and restricted cash related to unspent proceeds of its senior unsecured municipal bond financing.

4 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements.

TSX, NYSE - HBM 2026 No. 29

Consolidated Financial Performance		Three Months Ended
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Revenue	$ millions	765.9	631.3	346.8
Cost of sales	$ millions	419.7	362.3	281.5
Earnings before tax	$ millions	290.2	240.4	330.5
Net earnings	$ millions	151.0	138.1	222.4
Net earnings attributable to owners	$ millions	149.5	137.4	222.4
Basic and diluted attributable earnings per share	$/share	0.34	0.34	0.56
Adjusted earnings attributable per share[1]	$/share	0.34	0.28	0.03
Operating cash flow before change in non-cash working capital	$ millions	313.9	210.1	70.3
Adjusted EBITDA[1]	$ millions	413.4	321.2	142.6
Free cash flow[1]	$ millions	201.9	101.8	(16.1)

1 Adjusted earnings attributable per share, adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

Consolidated Production and Cost Performance		Three Months Ended
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Contained metal in concentrate and doré produced[1]
Copper	tonnes	30,152	28,267	24,205
Gold	ounces	69,513	51,234	53,581
Silver	ounces	897,587	845,161	730,394
Zinc	tonnes	3,691	4,760	548
Molybdenum	tonnes	301	277	185
Payable metal sold
Copper	tonnes	30,223	23,780	18,280
Gold[2]	ounces	61,033	56,266	38,279
Silver[2]	ounces	839,702	674,490	418,418
Zinc	tonnes	4,887	2,635	3,452
Molybdenum	tonnes	270	298	269
Consolidated cash cost per pound of copper produced[3]
Cash cost	$/lb	(0.19)	(0.40)	0.42
Sustaining cash cost	$/lb	1.61	1.39	2.09
All-in sustaining cash cost	$/lb	2.25	1.80	2.82

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.

2 Includes total payable gold and silver in concentrate and in doré sold and other secondary products.

3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

TSX, NYSE - HBM 2026 No. 29

Peru Operations Review

Peru Operations		Three Months Ended
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Constancia ore mined[1]	tonnes	12,667,888	10,962,399	564,579
Copper	%	0.27	0.28	0.25
Gold	g/tonne	0.03	0.04	0.02
Silver	g/tonne	3.40	3.68	1.92
Molybdenum	%	0.01	0.01	0.01
Pampacancha ore mined[1,2]	tonnes	-	-	4,260,081
Copper	%	-	-	0.38
Gold	g/tonne	-	-	0.31
Silver	g/tonne	-	-	4.87
Molybdenum	%	-	-	0.01
Total ore mined	tonnes	12,667,888	10,962,399	4,824,660
Strip ratio[3]		0.66	0.88	1.38
Ore milled	tonnes	8,402,491	7,827,509	6,991,744
Copper	%	0.30	0.30	0.31
Gold	g/tonne	0.04	0.04	0.16
Silver	g/tonne	3.44	3.75	3.94
Molybdenum	%	0.01	0.01	0.01
Copper recovery	%	82.7	82.0	83.2
Gold recovery	%	45.7	48.8	72.1
Silver recovery	%	62.1	59.9	65.2
Molybdenum recovery	%	34.2	39.9	33.9
Contained metal in concentrate
Copper	tonnes	20,572	19,446	18,114
Gold	ounces	5,267	5,282	26,380
Silver	ounces	577,231	564,505	577,446
Molybdenum	tonnes	301	277	185
Payable metal sold
Copper	tonnes	21,382	15,755	11,769
Gold	ounces	3,238	4,042	9,798
Silver	ounces	518,411	418,640	258,215
Molybdenum	tonnes	270	298	269
Combined unit operating cost[4,5]	$/tonne	13.60	14.06	13.03
Cash cost[5]	$/lb	2.23	1.66	1.30
Sustaining cash cost[5]	$/lb	3.23	2.71	2.11

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Pampacancha has been depleted as of December 31, 2025.

3 Strip ratio is calculated as waste mined divided by ore mined.

4 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

5 Combined unit costs, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

The Peru operations continued to demonstrate steady operating performance during the third quarter of 2026, with production and costs well-positioned to achieve the annual guidance ranges. Constancia achieved record quarterly total material moved at the mine and record quarterly ore milled during the third quarter of 2026, reflecting the benefits from efforts to improve productivity and further optimize the operations.

TSX, NYSE - HBM 2026 No. 29

The Company completed the installation of a third rougher line in September, which resulted in immediate improvements in copper recoveries. Hudbay continues to advance the installation of pebble crushers at Constancia to increase mill throughput rates starting in the fourth quarter of 2026, which will allow the mine to continue to deliver steady annual copper production despite lower grades following the depletion of Pampacancha at the end of 2025.

During the third quarter of 2026, the Peru operations produced 20,572 tonnes of copper, 5,267 ounces of gold, 577,231 ounces of silver and 301 tonnes of molybdenum. Production of copper, silver and molybdenum was slightly higher compared to the second quarter of 2026, reflecting higher mill throughput as a result of efficiency improvements and the impacts of the planned semi-annual plant maintenance shutdown during the second quarter of 2026. Production of gold was comparable to the second quarter of 2026. Hudbay is on track to achieve its 2026 production guidance for all metals in Peru with gold production expected to exceed the top end of the guidance range.

Total material moved during the third quarter of 2026 was 25.0 million tonnes, reflecting operational efficiencies from mining exclusively in one pit, including shorter hauling distances and improved productivity resulting from haul route optimizations. These optimizations resulted in achieving a new monthly record for total volume of material moved in July 2026. Total ore mined during the quarter increased by 16% to 12.7 million tonnes compared to the second quarter of 2026, supported by active mining across three exposed ore phases and positive reconciliation yielding higher tonnage than predicted by the geological model.

Constancia achieved record mill throughput levels of approximately 91,300 tonnes per day in the third quarter of 2026, representing a 7% increase compared to the second quarter of 2026, primarily due to higher plant availability and lower ore hardness, as well as the benefits of increased mill processing capacity supported by the recently approved permit amendment. Milled copper grades and gold grades remained consistent with the second quarter of 2026. Metal recoveries remained in line with expectations.

Combined mine, mill and G&A unit operating costi in the third quarter of 2026 was $13.60 per tonne, representing a 3% decrease compared to the second quarter of 2026, primarily due to higher ore tonnage milled and reduced mill maintenance costs following the completion of the planned semi-annual plant maintenance shutdown in the second quarter. This efficiency gain was partially offset by higher social spending during the quarter.

Cash costi, net of by-product credits, in the third quarter of 2026 was $2.23 per pound of copper, an increase of 34% compared to the second quarter of 2026, primarily due to lower silver and gold by-product credits and higher profit sharing, combined with the continued higher fuel prices with higher fuel consumption from increased material moved. This was partially offset by lower plant maintenance costs following the completion of the semi-annual mill shutdown in the second quarter of 2026.

Year-to-date cash cost continues to outperform the low-end of the 2026 guidance range as a result of strong operating cost performance and higher by-product prices, despite external cost pressures. Hudbay is well positioned to achieve the full year 2026 cash cost guidance range in Peru.

Sustaining cash costi, net of by-product credits, in the third quarter of 2026 was $3.23 per pound of copper, an increase of 19% compared to the second quarter of 2026, primarily due to the same reasons affecting cash costs above, as well as higher hauling costs related to additional material sent to the tailings management facility.

As part of the Company's continuous improvement efforts, Hudbay obtained updated permits in 2026 to enable additional capacity to further optimize Constancia's operations and deliver strong copper production. In June 2026, the Company received approval from the National Environmental Certification Service for Sustainable Investments in Perú (SENACE) to amend its environmental permit and further increase annual mill processing capacity at Constancia. This represented the fifth environmental permit amendment at Constancia. The amended permit increases the processing capacity of the Constancia mill to 34 million tonnes of ore per annum from the previously permitted 31 million tonnes per annum. The corresponding operating permit for this expansion is expected to follow in due course. In March 2026, Hudbay received the previous operating permit to increase mill throughput capacity to 31 million tonnes from 29.9 million tonnes per annum. The Peru Ministry of Energy and Mines' regulatory framework provides operational flexibility to handle daily increases of up to 10% above permitted levels.

TSX, NYSE - HBM 2026 No. 29

Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Lalor
Ore mined[1]	tonnes	383,628	321,719	139,006
Gold	g/tonne	5.12	4.41	5.42
Copper	%	0.86	0.84	0.67
Zinc	%	1.66	2.25	1.93
Silver	g/tonne	29.15	28.33	31.57
New Britannia
Ore milled	tonnes	207,041	170,477	92,765
Gold	g/tonne	6.77	5.31	6.88
Copper	%	1.04	1.00	0.76
Zinc	%	0.94	0.97	1.00
Silver	g/tonne	29.94	29.73	32.18
Gold recovery[2]	%	91.9	90.5	91.8
Copper recovery	%	91.5	90.9	90.0
Silver recovery[2]	%	82.7	84.5	78.5
Stall Concentrator
Ore milled	tonnes	182,222	148,037	43,940
Gold	g/tonne	3.21	3.30	3.10
Copper	%	0.64	0.66	0.56
Zinc	%	2.47	3.81	3.61
Silver	g/tonne	27.83	27.46	31.04
Gold recovery	%	73.6	70.8	72.6
Copper recovery	%	89.1	83.7	83.4
Zinc recovery	%	82.1	84.5	34.6
Silver recovery	%	58.3	55.4	50.3
Total Concentrators Combined
Ore milled	tonnes	389,263	318,514	136,705
Gold	g/tonne	5.10	4.38	5.66
Copper	%	0.85	0.84	0.70
Zinc	%	1.65	2.29	1.84
Silver	g/tonne	28.95	28.67	31.82
Gold recovery	%	86.5	83.6	88.4
Copper recovery	%	90.7	88.4	88.3
Zinc recovery	%	82.1	84.5	34.6
Silver recovery	%	71.7	71.5	69.7
Total contained metal in concentrate and doré[3]
Gold	ounces	57,261	40,344	22,441
Copper	tonnes	3,012	2,366	842
Zinc	tonnes	3,691	4,760	548
Silver	ounces	268,346	209,478	102,132
Total payable metal sold[4]
Gold	ounces	51,777	47,066	23,118
Copper	tonnes	2,793	2,466	769
Zinc	tonnes	4,887	2,635	3,452
Silver	ounces	268,074	209,383	112,142

TSX, NYSE - HBM 2026 No. 29

Manitoba Operations		Three Months Ended
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Combined unit operating cost[5,6,7]	C$/tonne	282	300	258
Gold cash cost[7,8]	$/oz	403	776	379
Gold sustaining cash cost[7]	$/oz	898	1,358	762

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Gold and silver recovery includes total recovery from concentrate and doré.

3 Total metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products. Doré includes sludge, slag and carbon fines.

4 lncludes other secondary products.

5 Reflects combined mine, mill and G&A costs per tonne of ore milled.

6 Excludes overhead costs of $16.0 million or C$163 per tonne of ore milled incurred during temporary suspension during the three months ended September 30, 2025.

7 Combined unit cost, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

8 Excludes overhead costs of $16.0 million or $713 per ounce of gold produced incurred during temporary suspension during the three months ended September 30, 2025.

The Manitoba operations delivered strong operating performance in the third quarter of 2026, driven by the achievement of key operational performance targets and the benefits from strategic initiatives implemented earlier in the year, positioning the business to achieve full-year guidance metrics while advancing key growth and infrastructure projects.

Performance at the Lalor mine significantly improved during the third quarter, with improved equipment utilization driving efficiencies in underground development, and higher gold and copper head grades contributing to increased production compared to the second quarter of 2026.

To address prior labour availability constraints and accelerate development at the 1901 deposit, Hudbay embedded an experienced mining contractor at 1901, allowing internal skilled labour to be redeployed toward critical development areas at Lalor. In tandem, Hudbay expanded its internal capacity by onboarding over 150 new employees thus far in 2026, who are undergoing upskilling to support long-term self-sufficiency. Underground improvement efforts also advanced during the third quarter, including operational testing of a roadheader continuous mining unit at Lalor to understand lateral development applications.

The Manitoba operations produced 57,261 ounces of gold, 3,012 tonnes of copper, 3,691 tonnes of zinc and 268,346 ounces of silver in the third quarter of 2026. Production of gold, copper and silver increased compared to the second quarter of 2026 as a result of higher mill throughput and improved gold feed grades, while zinc production decreased due to lower zinc feed grades. Hudbay is on track to achieve its 2026 production guidance for all metals in Manitoba.

The Lalor mine hoisted an average of approximately 4,200 tonnes of ore per day during the third quarter of 2026, strategically prioritizing gold feed. Development activity at the 1901 deposit focused on exploration and infill drilling, orebody access, and critical infrastructure, with late 2027 remaining the targeted timeline for full production. Total ore mined in Manitoba in the third quarter of 2026 increased compared to the second quarter of 2026, driven by improved equipment utilization and haulage efficiencies. The gold grades increased by 16% compared to the second quarter of 2026 as production prioritized gold-focused mining areas.

The New Britannia mill achieved a new quarterly mill throughput record, averaging approximately 2,250 tonnes per day in the third quarter of 2026, aligning with gold ore output from Lalor and achieving new record gold recoveries of approximately 92% during the quarter.

The Stall mill demonstrated higher quarterly throughput compared to the third quarter of 2025 and the second quarter of 2026, matching Lalor base metal production, while achieving new record gold recoveries of 74% as a result of recovery focused initiatives.

Combined mine, mill and G&A unit operating costsi were C$282 per tonne in the third quarter of 2026. Combined unit costs improved from the second quarter of 2026 as higher ore throughput offset elevated variable site expenses, including operational testing of the continuous miner unit at Lalor.

TSX, NYSE - HBM 2026 No. 29

Cash costi, net of by-product credits, was $403 per ounce of gold in the third quarter of 2026. This represents a decrease of 48% compared to the second quarter of 2026, primarily due to higher gold production and higher by-product credits driven by higher metal prices and volumes, which were partially offset by higher mining and G&A costs. Hudbay is well positioned to achieve its 2026 cash cost guidance range in Manitoba.

Sustaining cash costi, net of by-product credits, was $898 per ounce of gold in the third quarter of 2026, lower than the second quarter of 2026, primarily reflecting the same factors affecting cash costs, partially offset by higher sustaining capital. As reflected in the Company's 2026 annual guidance, sustaining capital expenditures are expected to be higher than 2025, in part due to one-time investments to raise the dam at the Anderson Tailings Impoundment Area and the New Britannia mill cyanide recycling project.

Hudbay initiated early works on the Stall Hot Tails Leaching project to unlock additional gold recovery from material processed at the Stall mill through leaching at New Britannia. Hudbay has also initiated early evaluation work on processing legacy tailings and mineralized piles to utilize excess mill capacity.

British Columbia Operations Review

British Columbia Operations		Three months ended
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Ore mined[1]	tonnes	5,117,530	3,276,090	1,815,689
Strip ratio[2]		2.97	6.22	8.84
Ore milled	tonnes	3,060,204	3,616,083	3,087,443
Copper	%	0.27	0.23	0.22
Gold	g/tonne	0.12	0.08	0.08
Silver	g/tonne	0.76	0.88	0.78
Copper recovery	%	79.5	77.3	76.6
Gold recovery	%	61.0	62.9	59.2
Silver recovery	%	69.5	69.7	65.5
Total contained metal in concentrate
Copper	tonnes	6,568	6,455	5,249
Gold	ounces	6,985	5,608	4,760
Silver	ounces	52,010	71,178	50,816
Total payable metal sold
Copper	tonnes	6,048	5,559	5,742
Gold	ounces	6,018	5,158	5,363
Silver	ounces	53,217	46,467	48,061
Combined unit operating cost[3,4]	C$/tonne	34.20	25.52	25.02
Cash cost[4]	$/lb	3.09	3.22	3.21
Sustaining cash cost[4]	$/lb	6.30	6.23	7.43

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

Hudbay continued to advance its multi-year optimization plan at Copper Mountain, achieving significant milestones in mining productivity, operational performance, and project execution in the third quarter of 2026. In parallel, Hudbay has continued to focus on improving safety and environmental management and received ISO 14001 and 45001 certifications at Copper Mountain during the third quarter of 2026.

The third quarter represented the first quarter of positive free cash flowi at Copper Mountain since its acquisition by Hudbay, demonstrating the benefits from continued operating efficiencies, recent mill improvement initiatives and ongoing execution of the accelerated stripping program.

TSX, NYSE - HBM 2026 No. 29

The British Columbia operations produced 6,568 tonnes of copper, 6,985 ounces of gold and 52,010 ounces of silver in the third quarter of 2026. Compared to the second quarter of 2026, copper and gold production increased as higher head grades and improved recoveries offset the impact of maintenance downtime on the primary SAG mill. Silver production decreased due to localized head grade variations. Hudbay is on track to achieve its 2026 full year production guidance for all metals in British Columbia.

Total material movement at Copper Mountain was approximately 26.9 million tonnes (approximately 292,300 tonnes per day) in the third quarter of 2026. Compared to the second quarter of 2026, total material movement decreased by 11% due to fleet availability constraints and reduced productivity in the active mining areas. Waste movement associated with the New Ingerbelle east haul road development totaled 5.6 million tonnes during the quarter.

Total ore mined at Copper Mountain in the third quarter of 2026 was 5.1 million tonnes, an increase of 56% compared to the second quarter of 2026. The increase was driven by favourable ore release timing from the north pit.

Copper Mountain achieved mill throughput of approximately 43,500 tonnes per day in September, reflecting successive monthly mill throughput increases after the completion of mill maintenance at the primary SAG mill in July, and Hudbay is on track to achieve the targeted 50,000 tonnes per day by the end of the year. The mill processed 3.1 million tonnes of ore during the third quarter of 2026, 15% lower than the second quarter of 2026, reflecting 33 days of planned maintenance downtime for the primary SAG mill feed end head replacement. Higher hourly operating throughput following the restart partially offset the planned outage.

Milled copper head grades averaged 0.27% in the third quarter of 2026, representing an increase of 17% compared to the second quarter of 2026, due to higher grade ore released from active mining faces. Copper recoveries slightly increased to approximately 80% in the third quarter, representing an improvement compared to the second quarter of 2026. Gold recoveries were lower than the second quarter of 2026, while circuit optimization efforts continue to focus on managing flotation response at coarser grind sizes.

Combined mine, mill and G&A unit operating costsi in the third quarter of 2026 were C$34.20 per tonne milled, higher than the second quarter of 2026. This unit operating cost increase was driven by lower capitalized stripping, higher fuel and mobile equipment maintenance costs, and additional maintenance expenses associated with the planned primary SAG mill shutdown.

Cash costi, net of by-product credits, in the third quarter of 2026 was $3.09 per pound of copper produced. Cash cost decreased by 4% compared to the second quarter of 2026, benefiting from higher copper production, lower treatment and refining charges, and strong gold and silver by-product credits, which offset higher site operating costs. Higher copper production is expected in the fourth quarter of 2026 resulting in full year cash costs expected to track toward the high end of the annual guidance range in British Columbia.

Sustaining cash costi, net of by-product credits, was $6.30 per pound of copper in the third quarter of 2026, slightly higher than the second quarter of 2026 due to higher royalty costs, partially offset by lower cash costs and reduced sustaining capital expenditures.

Following the June groundbreaking, the New Ingerbelle project continued to advance infrastructure development in the third quarter of 2026, with construction of key infrastructure connecting the expansion on the west side of the Similkameen river to existing operations on the east side progressing on schedule. Key milestones achieved during the quarter included completion of the west access road and establishment of a temporary construction bridge to facilitate the installation of the permanent bridge. Hudbay also continued to advance construction of the east haul road, which was 38% complete at the end of the third quarter. The New Ingerbelle expansion is expected to support continuous operations beyond 2040 and provide access to higher grade ore at approximately one third of the strip ratio compared to recent historical mining areas.

TSX, NYSE - HBM 2026 No. 29

Approved Copper World Project Construction; Advancing Next Major U.S. Copper Mine Towards First Production in 2029

Hudbay and Mitsubishi have formally approved the FID to proceed with the construction and development of Copper World as the next major copper mine in the U.S. with first production targeted for the second half of 2029. Hudbay filed the National Instrument 43-101 ("NI 43-101") technical report in support of the DFS in October 2026, concurrently with the Copper World FID.

Copper World will be one of the largest open-pit copper mines in the United States. It is anticipated to increase Hudbay's consolidated annual copper production to approximately 250,000 tonnes, doubling current production levels together with other brownfield growth projects underway. The DFS outlines annual copper production of 102,000 tonnes over the first 10 years, an 11% increase when compared to 92,000 tonnes in Hudbay's 2023 PFS. Copper World is expected to deliver average annual EBITDAi of $661 million over the first 10 years in the Base Case and $735 million over the next 10 years in the Extension Case at a copper price of $5.00 per pound. Using a copper price of $6.00 per pound, Copper World's annual EBITDA over these periods increases to $859 million and $963 million in the Base Case and Extension Case, respectively, representing an 80% to 90% increase in Hudbay's consolidated annual EBITDA as compared to 2025.

The Base Case presented in the DFS is used to support the mineral reserve estimates of 390 million tonnes with strong copper grades of 0.47% over a 15 year mine plan. Total mill feed tonnage in the Base Case is comparable to the 2023 PFS. The Base Case is limited to the exterior boundary of Copper World's private landholdings requiring only state and local permits. All major permits have been obtained for construction and initial operations.

• Base Case after-tax net present value (8%) is $1.2 billion with an internal rate of return of 17% and an initial payback period of 5.4 years at a long-term copper price of $5.00 per pound. At a copper price of $6.00 per pound, the after-tax net present value (8%) increases to $2.3 billion and the internal rate of return increases to 22%.

• Base Case average annual copper production is 102,000 tonnes over the first 10 years at average cash costsv and sustaining cash costsv of $1.65 and $2.22 per pound of copper, respectively.

• Base Case further optimizes the 2023 PFS mine plan with an in-pit crushing and conveying system in year four and an expansion of the concentrator from 60,000 tons per day to 90,000 tons per day in year five.

• Concentrator expansion enables a 43% increase in average annual copper production to 120,000 tonnes in years six to 10 compared to 84,000 tonnes over the first five years.

• Base Case annual average EBITDA is $566 million over the mine life at a long-term copper price of $5.00 per pound, increasing to $742 million at a long-term copper price of $6.00 per pound.

The Extension Case reflects a phased development approach that minimizes initial waste rock movement while operations remain constrained to the existing exterior boundary over the first 10 years and then expand beyond Copper World's private property and onto its unpatented lode and mill site claims starting in year 10 to achieve and sustain a higher total material movement capacity. The Extension Case contemplates a 37-year mine life utilizing only measured and indicated mineral resources totalling 1,048 million tonnes and requires federal permits by year 10 of operations.

• Extension Case after-tax net present value (8%) is $2.5 billion with an internal rate of return of 19% and an initial payback period of 5.4 years at a long-term copper price of $5.00 per pound. At a copper price of $6.00 per pound, the after-tax net present value (8%) increases to $4.0 billion and the internal rate of return increases to 24%.

• Extension Case average annual copper production over the first 10 years is similar to the Base Case with 101,000 tonnes and increases to 117,000 tonnes over the period from year 11 to 20. Average cash costsv and sustaining cash costsv over the 10-year period from year 11 to 20 are expected to be $1.76 and $2.20 per pound of copper, respectively.

• Extension Case average annual EBITDA is $522 million over the mine life and $735 million over the period from year 11 to 20 at a long-term copper price of $5.00 per pound.

TSX, NYSE - HBM 2026 No. 29

Copper World is one of the lowest capital intensity copper projects, maintaining an attractive capital intensity of approximately $22,600 per annual copper tonne using average production in years five to twelve, including the expansion growth capital in years three and four. With initial growth capital of $2.07 billionvi ($1.84 billion net of precious metals stream deposit), which includes approximately $200 million related to changes in project scope since the 2023 PFS, Hudbay has put in place prudent funding and a low leverage financing plan. The sources of capital include Mitsubishi's $600 million initial joint venture equity investment and Wheaton Precious Metals Corp.'s $230 million deposit for the existing precious metals stream, followed by approximately $650 million in anticipated project-level debt financing, representing less than 30% leverage. This defers Hudbay's first pro-rata equity capital contribution to 2028.

With the prudent funding structure, the levered internal rate of return to Hudbay increases to 32% at $5.00 per pound of copper long-term in the Base Case and to 44% at $6.00 per pound of copper in the Extension Case. Copper World's FID enables Hudbay to deliver its growth initiatives and maximize long-term risk-adjusted returns, while maintaining strong financial discipline within Hudbay's holistic capital allocation framework.

Hudbay's 2026 growth capital spending guidance related to the Copper World joint venture includes approximately $135 million of expenditures before the FID. As previously disclosed with the sanctioning of Copper World, the Company now expects full year growth expenditures related to the Copper World joint venture to total $245 million in 2026, reflecting an increase of $110 million related to project construction and development costs in the fourth quarter of 2026, as previously disclosed with the FID announcement in October 2026.

Executing Staged U.S. Growth Investment Strategy to Unlock Copper Growth Pipeline

Hudbay continues to invest across its United States platform beyond Copper World through advancing PFS activities at both Cactus and Mason. These assets along with Copper World strengthen Hudbay's position as a premier Americas-focused copper company with a pipeline of long-life, low-cost assets located in tier-one jurisdictions.

The Cactus project is a highly complementary copper growth asset in Arizona, with potential to generate significant operational efficiencies and regional synergies with Hudbay's staged development of Copper World and Cactus. After the completed acquisition of Arizona Sonoran Copper Company Inc. in the second quarter of 2026, Hudbay announced it expects to spend approximately $30 million at Cactus in the second half of the year to advance an updated PFS, perform site de-risking activities, conduct exploration activities and for other ongoing site costs. The updated Cactus PFS, including multiple trade-off studies, is expected to be completed in the second half of 2027.

The Mason project, in Nevada, is one of the largest undeveloped copper porphyry deposits in North America and is viewed as a long-term future development asset as part of Hudbay's pipeline of high-quality copper growth opportunities. The Company continued to progress PFS activities at Mason during the quarter and expects to spend approximately $20 million in evaluation expenses at Mason in 2026, as announced previously. The Mason PFS is approximately 45% complete and is expected to be completed in the second half of 2027.

Enhanced Gold Production Profile at the Snow Lake Operations

Hudbay released an updated Snow Lake mine plan on September 28, 2026. The updated Snow Lake mine plan reflects a 37% increase in gold production over the next five yearsiii and a 60% increase in total gold production over the life-of-mine, based on current mineral reserves, compared to the prior 2021 Snow Lake technical report. The updated Snow Lake mine plan maintains average production of 185,000 ounces of gold over the next five yearsiii reflecting several optimization initiatives including higher mill throughput at New Britannia and higher gold recoveries at the Stall mill to better utilize the combined 6,300 tonnes per day of processing capacity.

The updated Snow Lake mine plan reflects a mining ramp up to approximately 2.0 million tonnes per year and maintains this profile over the next decade. This reflects Lalor operating at 4,000 to 4,500 tonnes per day, supplemented by contributions from the 1901 deposit and several additional satellites to supplement Lalor mill feed and increase total ore mined to approximately 5,000 tonnes per day.

TSX, NYSE - HBM 2026 No. 29

Snow Lake's proven and probable reserve mine life has been extended by an additional two years to 2043, which together with the four-year extension announced in March 2026 represents a total of six years added to the reserve mine life. Current mineral reserve estimates in Snow Lake as of September 1, 2026 total 27.0 million tonnes with approximately 2.0 million ounces of gold. This represents an increase in mineral reserves of 7.5 million tonnes, unlocking 124,000 ounces of additional gold. Hudbay filed a technical report pursuant to NI 43-101 in support of the updated mine plan for Snow Lake on November 6, 2026.

The increase in reserves and extension of mine life is due to resource conversion at Lalor and 1901, higher reserves at the WIM and 3 Zone satellite deposits and the first reserve estimates for the Talbot and Rail satellite deposits following the completion of infill and geotechnical drilling. Hudbay expects to continue to achieve high rates of resource to reserve conversion and further optimize the mine plan.

The Snow Lake mine plan has been optimized for higher mill throughput rates at New Britannia maximizing gold production and cash flows. The New Britannia mill currently operates at more than 2,000 tonnes per day, continuing to exceed nameplate design of 1,500 tonnes per day, and the updated mine plan reflects New Britannia ramping up to 2,300 tonnes per day starting in 2027. The updated mine plan also reflects an additional recovery improvement project at Stall that aims to recover additional gold and silver through expansion of cyanide leaching and carbon adsorption infrastructure at New Britannia to accommodate material from Stall (the "Stall Hot Tails Leaching" project). Commissioning of Stall Hot Tails Leaching project is expected in early 2028 and it is anticipated to increase overall gold and silver recoveries.

Manitoba Exploration Strategy to Further Optimize the Mine Plan and Discover a New Anchor Deposit

Hudbay continues to advance many brownfield expansion and exploration opportunities in Snow Lake to further optimize the mine plan to maintain current annual gold production levels beyond 2030, extend mine life beyond 2043 and explore for new anchor deposits to provide significant gold production growth beyond the 180,000-ounce annual target. This includes executing an extensive exploration program in Snow Lake and more broadly across its highly prospective land package extending over 400,000 hectares across the Flin Flon-Snow Lake greenstone belt.

1) Conversion of Large Inferred Resources to Further Increase Production and Extend Mine Life - Continued infill drilling of existing resource base at Lalor and known satellites will continue to support mine plan optimization.

  Potential to convert the 1.5 million ounces of gold in inferred resources to reserves through infill drilling.
  Hudbay has historically converted approximately 90% of inferred resources to reserves at the Lalor deposit over the past five yearsiv.

2) Extension of the Current Anchor Deposit at Lalor - Maximize value from existing infrastructure through mine life extension at the highest margin deposits, while extending the window of opportunity to discover a new anchor deposit.

  Lalor and 1901 continue to show extensions of high-grade, stacked lenses, and remain open down plunge.
  Mine life extensions at the current anchor will further increase cash flows and defer growth capital associated with the development of satellite deposits.

3) Discovery of a New Anchor Deposit - Meaningfully add to current production levels and significantly extend mine life through the discovery of the next major anchor deposit in the region.

  The Britannia Gold Project provides the opportunity to re-develop an underexplored, past-producing deposit with the potential to become a new anchor in the Snow Lake camp.
  Regional exploration on the large and highly prospective land package, including exploration for both volcanogenic massive sulphide (VMS) and orogenic gold deposits.

In the third quarter of 2026, advancement of underground exploration drifts at both Lalor and 1901 established new drilling platforms that will enable additional infill drilling of inferred resources and testing for extensions along mineralized trends in the high-grade copper-gold zones. At the Britannia Gold Project, digitization and remodeling of decades of historical data has identified several high-priority target areas laterally and down-plunge from known mineralization. Drilling from surface is currently underway and progressing in parallel to the assessment of options to restore historical underground access from the New Britannia shaft infrastructure. Regional airborne geophysics, mapping, structural modeling and data compilations progressed in the third quarter in both the Flin Flon and Snow Lake areas to support target definition for new anchor deposits.

TSX, NYSE - HBM 2026 No. 29

Constancia Drilling Campaign Intersects Potential High-Grade Copper-Molybdenum Feeder System

Hudbay's ongoing 2026 drilling exploration program at the Constancia operations in southern Peru has demonstrated high-grade expansion potential beneath and adjacent to the existing reserve and resource envelope, within the Company's existing area of operations, as shown in Figure 1.

Two deep diamond drill holes successfully intersected lateral and down-dip extensions of the skarn envelopes and mineralized breccia zones below and adjacent to the Constancia pit. Drill holes CO-26-003 and CO-26-005 intersected significant widths of mineralized breccia extending beyond the limits of the current resource at grades higher than current reserve grades. A re-assessment of the localized structural and geological controls on mineralization is underway to support target definition for follow up drilling. The initial results indicate meaningful width and grade, while showing potential for orebody extensions at depth.

Highlights of the breccia drill hole intercepts are as follows (please refer to Exhibit 1 for further information):

• Hole CO-26-003 intersected 245 metres at 0.43% copper and 0.03% molybdenum, including 124 metres at 0.55% copper and 0.05% molybdenum from 478 metres.

• Hole CO-26-005 intersected 302 metres at 0.36% copper and 0.02% molybdenum from 396 metres, including 64 metres at 0.50% copper and 0.04% molybdenum from 618 metres.

Hudbay intends to continue ongoing geological and geochemical vectoring investigations to confirm the geometry and structural controls of this interpreted feeder system, as well as continue the exploration drilling to determine the potential scale and economic potential of mineralization both down-plunge and at depth. This high-grade system has the potential to enhance Constancia's long-term production profile.

New Ingerbelle Infill and Expansion Drilling Nearing Completion

Hudbay is nearing completion of a 66,000-metre drill program aimed at converting inferred resources to measured and indicated categories at the New Ingerbelle deposit as well as testing possible extensions beyond the limits of the current mineral resource, the results of which are expected to be reflected in Hudbay's annual mineral reserves and resources update in March 2027. Additional geotechnical drilling and geometallurgical sampling are underway to support mine plan optimization and metallurgical recovery modeling.

Proactive Two-Year Extension and Upsize of Senior Secured Revolving Credit Facilities

In November 2026, Hudbay completed the amendments to its senior secured revolving credit facilities to improve balance sheet resilience with a proactive two-year extension and upsize of the facilities. Under the amended credit agreements, the size of the credit facilities has been increased from the existing $450 million to $700 million, and the term has been extended to November 2030, providing additional financial flexibility to manage the maturity of Hudbay's 2029 senior unsecured notes and develop the Copper World project. The amended credit agreement includes an improved pricing grid and greater financial flexibility that reflects Hudbay's enhanced financial position and features an opportunity to increase the facilities by an additional $150 million at Hudbay's discretion during the four-year tenor. After adjusting for the $250 million increase in size of the credit facilities, Hudbay's proforma liquidity as of September 30, 2026 is approximately $1.2 billion.

Industry Recognition of Hudbay's Growth Success

Hudbay has recently received multiple recognitions and inclusions on top growing company lists. These milestones, achieved on the eve of the Company's centennial, reflect Hudbay's consistent operational execution, strong financial performance, and commitment to delivering industry-leading shareholder returns as a premier Americas-focused copper producer.

In September 2026, Hudbay was recognized as a 2026 TSX30™ Top Performer by the Toronto Stock Exchange, ranking among the top 30 performing stocks over the past three years, driven by a 430% dividend-adjusted share price increase over a three-year period.

In September 2026, Hudbay was ranked as one of Canada's Top Growing Companies of 2026 by the Globe and Mail's Report on Business, recognizing the Company's 51% growth rate in revenues over the past three years.

TSX, NYSE - HBM 2026 No. 29

Furthermore, in October, Hudbay was recognized on the Fortune Fastest Growing Companies™ 2026 list, which highlights publicly traded companies demonstrating exceptional growth across key financial measures. This recognition evaluates companies based on their revenue growth, earnings-per-share growth, and three-year annualized total return, requiring qualifying companies to have posted an annualized growth in revenue and earnings per share of at least 15% annually over a three-year period.

Key Leadership Appointment

Following the quarter, Hudbay has appointed Chad Vinkle as Vice President and Head of the British Columbia Business Unit. Prior to his appointment, Mr. Vinkle had been serving as General Manager of Operations at Copper Mountain mine where he paired robust safety standards with operational efficiency that contributed to the site achieving productivity and safety objectives under his leadership. Mr. Vinkle brings over 30 years of industry experience, including nearly a decade with Hudbay acting as General Manager at Hudbay's Lalor operations in Manitoba.

Board Appointment

During the quarter, Hudbay announced the appointment of Thomas Schulz to the Company's Board of Directors. Mr. Schulz's extensive leadership experience across the globe and significant knowledge of the mining industry make him an excellent addition to the Board as Hudbay continues to grow through its strong pipeline of brownfield and greenfield projects.

Mr. Schulz is currently the Chief Executive Officer of Bilfinger SE, a German-based industrial service provider with a global footprint in the process industry. His executive leadership experience spans over 25 years and includes nine years as the Group CEO of FLSmidth, a leading provider of services and solutions to the mining industry, and more than a decade at Sandvik, where he rose through multiple senior executive roles, including as President of Sandvik Construction. Mr. Schulz also has significant board experience, including several years as a director at Norsk Hydro ASA and Boart Longyear Group Ltd, and more recently at Konecranes PLC, where he currently serves as a director. Mr. Schulz holds a PhD in mineral mining and quarrying and an engineering diploma in mineral processing from RWTH Aachen University.

Dividend Declared

A quarterly dividend of C$0.01 per share was declared on November 11, 2026. The dividend will be paid out on December 18, 2026 to shareholders of record as of close of business on December 1, 2026.

Website Links

Hudbay: www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/MDA1126

Financial Statements:

https://www.hudbayminerals.com/FS1126

Conference Call and Webcast

Date:	Thursday, November 12, 2026
Time:	11:00 a.m. ET
Webcast:	www.hudbay.com
Dial in:	647-846-8185 or 1-833-752-3516

TSX, NYSE - HBM 2026 No. 29

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the Constancia mine and Copper World project has been approved by Olivier Tavchandjian, P. Geo., Senior Vice President, Exploration and Technical Services. The technical and scientific information in this news release related to the Copper Mountain mine and Snow Lake, Manitoba operations has been approved by Marc-Andre Brulotte, P. Geo., Executive Director, Global Mineral Resource Evaluation. Messrs. Tavchandjian and Brulotte are qualified persons pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the Company's material properties, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Without limiting the generality of the foregoing, please refer to Exhibit 1 for further information regarding the quality assurance program and quality control measures applied in connection with the Constancia exploration results described in this news release.

Non-GAAP Financial Performance Measures

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, net debt, net debt to adjusted EBITDA, free cash flow, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provide alternate measures of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the Company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess its financial leverage and debt capacity. Free cash flow is shown as it provides investors and management additional information in assessing the Company's ability to generate cash flow from current operations after investing in capital to sustain the operations. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the Company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the Company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the Company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

TSX, NYSE - HBM 2026 No. 29

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Earnings for the period	151.0	138.1	222.4
Tax expense	139.2	102.3	108.1
Earnings before tax	290.2	240.4	330.5
Adjusting items:
Mark-to-market adjustments[1]	5.4	(38.2)	8.7
Foreign exchange (gain) loss	(0.7)	12.0	8.8
Re-evaluation adjustment - environmental provision	(11.8)	5.5	1.4
Manitoba cost of sales and other expense from temporary shutdown	-	-	24.2
Peru cost of sales from temporary shutdown	-	-	10.9
Consideration received from sale of non-core project	(0.9)	-	(14.9)
Copper World impairment reversal	-	-	(322.3)
Inventory adjustments	-	0.9	(1.3)
Evaluation expenses	13.4	9.2	-
Insurance recovery	-	(11.5)	-
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(1.0)	(2.8)	(0.8)
Loss/write-down on disposal of PP&E	3.9	0.5	(0.3)
Adjusted earnings before income taxes	298.5	216.0	44.9
Tax expense	(139.2)	(102.3)	(108.1)
Tax impact of adjusting items	(8.3)	0.5	73.3
Adjusted net earnings	151.0	114.2	10.1
Adjusted net earnings attributable to non-controlling interest:
Net earnings for the period	(1.5)	(0.7)	-
Adjusted net earnings - attributable to owners	149.5	113.5	10.1
Adjusted net earnings ($/share) - attributable to owners	0.34	0.28	0.03
Basic weighted average number of common shares outstanding (millions)	444.1	400.4	395.7

1 Includes changes in fair value of Canadian junior mining investments, unrealized changes in other financial assets and liabilities at fair value through net earnings and share-based compensation expenses (recoveries). Also includes gains and losses on disposition of investments.

TSX, NYSE - HBM 2026 No. 29

Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Earnings for the period	151.0	138.1	222.4
Add back:
Tax expense	139.2	102.3	108.1
Net finance (income) expense	(4.0)	(20.7)	19.6
Other operating expenses	12.5	(4.8)	7.5
Evaluation expenses	13.4	9.2	1.2
Depreciation and amortization	102.0	88.8	82.7
Amortization of deferred revenue and variable consideration adjustment	(10.3)	(9.5)	(6.3)
Adjusting items (pre-tax):
Impairment reversal	-	-	(322.3)
Consideration received from sale of Eva Copper Project	(0.9)	-	(14.9)
Re-evaluation adjustment - environmental provision	(11.8)	5.5	1.4
Inventory adjustments	-	0.9	(1.3)
Overhead costs incurred during Manitoba temporary suspension (cash)	-	-	16.0
Overhead costs incurred during Peru temporary suspension (cash)	-	-	7.3
Option agreement proceeds	0.7	1.0	1.1
Realized loss on non-QP hedges	(1.2)	(0.1)	-
Share-based compensation expenses	22.8	10.5	20.1
Adjusted EBITDA	413.4	321.2	142.6

Net Debt Reconciliation

(in $ millions)	Sep. 30, 2026	Jun. 30, 2026	Dec. 31, 2025
Total long-term debt	838.7	860.2	1,008.6
Cash and cash equivalents[1]	(788.7)	(890.9)	(568.9)
Restricted cash related to unspent proceeds on senior unsecured municipal bonds[2]	(50.1)	(49.8)	-
Net debt[2]	(0.1)	(80.5)	439.7
Net debt	(0.1)	(80.5)	439.7
Adjusted EBITDA (12-month period)	1,542.4	1,271.6	1,060.9
Net debt to adjusted EBITDA	(0.0)	(0.1)	0.4

1 As at September 30, 2026 cash and cash equivalents includes $290.1 million in cash held by Copper World LLC (June 30, 2026 - $334.5 million and December 31, 2025 - $nil). These funds are contractually restricted for the advancement of the Copper World project and are not available to the general Hudbay group.

2 Hudbay calculates net debt as total long-term debt less cash and cash equivalents and restricted cash related to unspent proceeds of its senior unsecured municipal bond financing. For further information on the restricted cash related to unspent proceeds of senior unsecured municipal bond financing please see note 12 in the consolidated interim financial statements.

TSX, NYSE - HBM 2026 No. 29

Trailing Adjusted EBITDA (in $ millions)	Three months ended
	Sep. 30, 2026	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025
Earnings for the period	151.0	138.1	191.5	128.0	222.4
Add back:
Tax expense	139.2	102.3	147.5	129.1	108.1
Net finance (income) expense	(4.0)	(20.7)	(33.8)	(14.6)	19.6
Other operating expenses (income)	12.5	(4.8)	6.5	(15.0)	7.5
Evaluation expense	13.4	9.2	2.9	0.8	1.2
Depreciation and amortization	102.0	88.8	99.9	152.5	82.7
Amortization of deferred revenue and variable consideration adjustment	(10.3)	(9.5)	(19.5)	(24.0)	(6.3)
Adjusting items (pre-tax):
Impairment reversal	-	-	-	-	(322.3)
Consideration received from sale of non-core project	(0.9)	-	-	-	(14.9)
Re-evaluation adjustment - environmental provision	(11.8)	5.5	2.1	(0.2)	1.4
Inventory adjustments	-	0.9	-	0.7	(1.3)
Overhead costs incurred during Manitoba temporary suspension (cash)	-	-	-	-	16.0
Overhead costs incurred during Peru temporary suspension (cash)	-	-	-	1.3	7.3
Realized loss on non-QP hedges	(1.2)	(0.1)	-	-	-
Option agreement proceeds	0.7	1.0	0.6	0.9	1.1
Share-based compensation expenses[1]	22.8	10.5	24.2	26.4	20.1
Adjusted EBITDA	413.4	321.2	421.9	385.9	142.6
LTM[2]	1,542.4	1,271.6	1,195.6	1,060.9	932.3

1 Share-based compensation expense reflected in cost of sales and administrative expenses.

2 LTM (last twelve months) as of September 30, 2026.

TSX, NYSE - HBM 2026 No. 29

Free Cash Flow Reconciliation

	Three months ended
(in $ millions)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Cash generated from operations	214.9	297.0	113.5
Adjusting items:
Change in non-cash working capital	(99.0)	86.9	43.2
Adjusted sustaining capital expenditures	112.0	108.3	86.4
Free cash flow	201.9	101.8	(16.1)
Adjusted sustaining capital expenditures
Total sustaining capital costs	93.0	80.1	71.2
Capitalized lease and equipment financing cash payments - operating sites	14.5	15.2	14.3
Community agreement cash payments	4.5	13.0	0.9
Adjusted sustaining capital expenditures	112.0	108.3	86.4

1 Excludes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

	Three months ended
(in $ millions)	Sep. 30, 2026	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	LTM[1]
Cash generated from operations	214.9	297.0	211.3	209.4	932.6
Adjusting items:
Change in non-cash working capital	(99.0)	86.9	2.6	(127.5)	(137.0)
Adjusted sustaining capital expenditures	112.0	108.3	106.4	111.9	438.6
Free cash flow	201.9	101.8	102.3	225.0	631.0
Adjusted sustaining capital expenditures
Total sustaining capital costs	93.0	80.1	87.0	91.8	351.9
Capitalized lease and equipment financing cash payments - operating sites	14.5	15.2	15.7	12.5	57.9
Community agreement cash payments	4.5	13.0	3.7	7.6	28.8
Adjusted sustaining capital expenditures	112.0	108.3	106.4	111.9	438.6

1 LTM (last twelve months) as at September 30, 2026.

2 Excludes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

TSX, NYSE - HBM 2026 No. 29

Copper Cash Cost Reconciliation

Consolidated Net pounds of copper produced (in thousands)	Three Months Ended
	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Peru	45,353	42,871	39,934
Manitoba	6,640	5,216	1,856
British Columbia	14,480	14,231	11,572
Net pounds of copper produced[1]	66,473	62,318	53,362

1 Contained copper in concentrate.

Consolidated	Three Months Ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
Mining	138.3	2.08	117.0	1.88	70.2	1.32
Milling	94.6	1.42	94.4	1.51	75.8	1.42
G&A	62.2	0.94	52.2	0.84	31.8	0.59
Onsite costs	295.1	4.44	263.6	4.23	177.8	3.33
Treatment & refining	(9.4)	(0.14)	(0.1)	(0.01)	5.3	0.10
Freight & other	25.2	0.38	21.5	0.35	14.9	0.28
Cash cost, before by-product credits	310.9	4.68	285.0	4.57	198.0	3.71
By-product credits	(323.8)	(4.87)	(309.7)	(4.97)	(175.8)	(3.29)
Cash cost, net of by-product credits	(12.9)	(0.19)	(24.7)	(0.40)	22.2	0.42

Consolidated	Three Months Ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc	19.3	0.29	9.2	0.15	9.9	0.18
Gold[3]	255.7	3.85	242.6	3.89	134.8	2.53
Silver[3]	27.2	0.41	35.4	0.57	13.9	0.26
Molybdenum & other	21.6	0.32	22.5	0.36	17.2	0.32
Total by-product credits	323.8	4.87	309.7	4.97	175.8	3.29
Reconciliation to IFRS:
Cash cost, net of by-product credits	(12.9)		(24.7)		22.2
By-product credits	323.8		309.7		175.8
Treatment and refining charges	9.4		0.1		(5.3)
Share-based compensation expense	1.0		1.2		1.7
Inventory adjustments	-		0.9		(1.3)
Change in product inventory	(10.9)		(17.3)		(19.6)
Royalties and statutory contributions[5]	7.3		3.6		2.0
Overhead costs incurred during Manitoba temporary suspension (cash)	-		-		16.0
Overhead costs incurred during Peru temporary suspension (cash)	-		-		7.3
Depreciation and amortization[4]	102.0		88.8		82.7
Cost of sales[6]	419.7		362.3		281.5

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

TSX, NYSE - HBM 2026 No. 29

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended September 30, 2026 the variable consideration adjustments amounted to $nil (three months ended September 30, 2025 - $nil and June 30, 2026 -$nil).

4 Depreciation is based on concentrate sold.

5 Certain of the Company's properties are subject to royalty arrangements based on mineral production at the properties. Royalties include net smelter return ("NSR") royalty and price participation agreements.

6 As per consolidated interim financial statements.

Peru (in thousands)	Three Months Ended
	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Net pounds of copper produced[1]	45,353	42,871	39,934

1 Contained copper in concentrate.

Peru	Three Months Ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	49.5	1.09	42.2	0.98	34.8	0.87
Milling	45.3	1.00	50.9	1.19	40.8	1.02
G&A	32.9	0.73	25.4	0.59	19.3	0.48
Onsite costs	127.7	2.82	118.5	2.76	94.9	2.37
Treatment & refining	(5.3)	(0.12)	(0.5)	(0.01)	3.4	0.08
Freight & other	15.6	0.34	12.7	0.30	9.4	0.24
Cash cost, before by-product credits	138.0	3.04	130.7	3.05	107.7	2.69
By-product credits	(36.7)	(0.81)	(59.7)	(1.39)	(55.5)	(1.39)
Cash cost, net of by-product credits	101.3	2.23	71.0	1.66	52.2	1.30

Peru	Three Months Ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold[3]	8.4	0.18	16.3	0.38	31.3	0.78
Silver[3]	7.1	0.16	21.0	0.49	7.0	0.18
Molybdenum	21.2	0.47	22.4	0.52	17.2	0.43
Total by-product credits	36.7	0.81	59.7	1.39	55.5	1.39
Reconciliation to IFRS:
Cash cost, net of by-product credits	101.3		71.0		52.2
By-product credits	36.7		59.7		55.5
Treatment and refining charges	5.3		0.5		(3.4)
Inventory adjustments	-		-		(1.3)
Share-based compensation expenses	0.2		0.2		0.2
Change in product inventory	5.4		(20.3)		(26.9)
Royalties and statutory contributions	1.6		1.3		1.5
Overhead costs incurred during Peru temporary suspension (cash)	-		-		7.3
Depreciation and amortization[4]	63.8		45.4		50.0
Cost of sales[5]	214.3		157.8		135.1

1 Per pound of copper produced.

TSX, NYSE - HBM 2026 No. 29

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per consolidated interim financial statements.

British Columbia (in thousands)	Three Months Ended
	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Net pounds of copper produced[1]	14,480	14,231	11,572

1 Contained copper in concentrate.

British Columbia	Three Months Ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	37.3	2.57	31.3	2.20	19.6	1.69
Milling	31.1	2.15	27.2	1.91	29.1	2.52
G&A	7.5	0.52	7.9	0.56	7.1	0.61
Onsite costs	75.9	5.24	66.4	4.67	55.8	4.82
Treatment & refining	(5.4)	(0.37)	(0.6)	(0.04)	1.0	0.09
Freight & other	3.3	0.22	3.5	0.24	3.0	0.26
Cash cost, before by-product credits	73.8	5.09	69.3	4.87	59.8	5.17
By-product credits	(29.0)	(2.00)	(23.5)	(1.65)	(22.7)	(1.96)
Cash cost, net of by-product credits	44.8	3.09	45.8	3.22	37.1	3.21

British Columbia	Three Months Ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold	25.7	1.77	20.7	1.45	20.4	1.76
Silver	3.3	0.23	2.8	0.20	2.3	0.20
Total by-product credits	29.0	2.00	23.5	1.65	22.7	1.96
Reconciliation to IFRS:
Cash cost, net of by-product credits	44.8		45.8		37.1
By-product credits	29.0		23.5		22.7
Treatment and refining charges	5.4		0.6		(1.0)
Share-based compensation expense	0.3		0.6		0.5
Change in product inventory	(12.9)		(2.6)		4.2
Royalties	5.7		2.3		0.5
Depreciation and amortization[3]	17.5		22.2		16.4
Cost of sales[4]	89.8		92.4		80.4

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

TSX, NYSE - HBM 2026 No. 29

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	(12.9)	(0.19)	(24.7)	(0.40)	22.2	0.42
Cash sustaining capital expenditures	112.6	1.69	107.9	1.73	87.5	1.64
Royalties	7.3	0.11	3.6	0.06	2.0	0.03
Sustaining cash cost, net of by-product credits	107.0	1.61	86.8	1.39	111.7	2.09
Corporate selling and administrative expenses & regional costs	37.4	0.56	23.5	0.38	35.1	0.66
Accretion and amortization of decommissioning and community agreements[1]	5.0	0.08	3.6	0.06	3.9	0.07
All-in sustaining cash cost, net of by-product credits	149.4	2.25	113.9	1.83	150.7	2.82
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	246.1		160.0		97.6
Capitalized stripping net additions	35.1		49.8		43.2
Total accrued capital additions	281.2		209.8		140.8
Less other non-sustaining capital costs[2]	188.2		129.7		69.6
Total sustaining capital costs	93.0		80.1		71.2
Capitalized lease & equipment financing cash payments - operating sites	14.5		15.2		14.3
LOM Community agreement cash payments	1.7		10.1		-
Accretion and amortization of decommissioning and restoration obligations[3]	3.4		2.5		2.0
Cash sustaining capital expenditures	112.6		107.9		87.5

1 Includes accretion of decommissioning relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Copper World capitalized costs, Cactus project capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

TSX, NYSE - HBM 2026 No. 29

Peru	Three Months Ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	101.3	2.23	71.0	1.66	52.2	1.30
Cash sustaining capital expenditures	43.6	0.96	43.8	1.02	30.5	0.77
Royalties	1.6	0.04	1.3	0.03	1.5	0.04
Sustaining cash cost per pound of copper produced	146.5	3.23	116.1	2.71	84.2	2.11

British Columbia	Three Months Ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	44.8	3.09	45.8	3.22	37.1	3.21
Cash sustaining capital expenditures	40.7	2.81	40.6	2.85	48.4	4.18
Royalties	5.7	0.40	2.3	0.16	0.5	0.04
Sustaining cash cost per pound of copper produced	91.2	6.30	88.7	6.23	86.0	7.43

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba (in thousands)	Three Months Ended
	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Net ounces of gold produced[1]	57,261	40,344	22,441

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Cash cost per ounce of gold produced	$ millions	$/oz	$ millions	$/oz	$ millions	$/oz
Mining	51.5	899	43.5	1,078	15.8	704
Milling	18.2	318	16.3	404	5.9	263
G&A	21.8	381	18.9	469	5.4	241
Onsite costs	91.5	1,598	78.7	1,951	27.1	1,208
Treatment & refining	1.3	23	1.0	25	0.9	40
Freight & other	6.3	109	5.3	131	2.5	111
Cash cost, before by-product credits	99.1	1,730	85.0	2,107	30.5	1,359
By-product credits	(76.0)	(1,327)	(53.7)	(1,331)	(22.0)	(980)
Gold cash cost, net of by-product credits	23.1	403	31.3	776	8.5	379

TSX, NYSE - HBM 2026 No. 29

Manitoba	Three Months Ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Supplementary cash cost information	$ millions	$/oz1	$ millions	$/oz1	$ millions	$/oz1
By-product credits[2]:
Copper	39.4	688	32.8	813	7.4	330
Zinc	19.3	337	9.2	228	9.9	441
Silver	16.9	295	11.6	288	4.7	209
Other	0.4	7	0.1	2	-	-
Total by-product credits	76.0	1,327	53.7	1,331	22.0	980
Reconciliation to IFRS:
Cash cost, net of by-product credits	23.1		31.3		8.5
By-product credits	76.0		53.7		22.0
Treatment and refining charges	(1.3)		(1.0)		(0.9)
Inventory adjustments	-		0.9		-
Share-based compensation expenses	0.5		0.4		1.0
Change in product inventory	(3.4)		5.6		3.1
Overhead costs incurred during temporary suspension	-		-		16.0
Depreciation and amortization[3]	20.7		21.2		16.3
Cost of sales[4]	115.6		112.1		66.0

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Manitoba	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Sustaining cash cost per ounce of gold produced	$ millions	$/oz	$ millions	$/oz	$ millions	$/oz
Gold cash cost, net of by-product credits	23.1	403	31.3	776	8.5	379
Cash sustaining capital expenditures	28.3	495	23.5	582	8.6	383
Sustaining cash cost per ounce of gold produced	51.4	898	54.8	1,358	17.1	762

TSX, NYSE - HBM 2026 No. 29

Combined Unit Cost Reconciliation

Peru (in millions except ore tonnes milled and unit cost per tonne)	Three Months Ended
Combined unit cost per tonne processed	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Mining	49.5	42.2	34.8
Milling	45.3	50.9	40.8
G&A1	32.9	25.4	19.3
Other G&A2	(13.4)	(8.4)	(3.8)
Unit cost	114.3	110.1	91.1
Tonnes ore milled (in thousands)	8,402	7,828	6,992
Combined unit cost per tonne	13.60	14.06	13.03
Reconciliation to IFRS:
Unit cost	114.3	110.1	91.1
Freight & other	15.6	12.7	9.4
Inventory adjustments	-	-	(1.3)
Other G&A	13.4	8.4	3.8
Share-based compensation expenses	0.2	0.2	0.2
Change in product inventory	5.4	(20.3)	(26.9)
Royalties and statutory contributions	1.6	1.3	1.5
Overhead costs incurred during Peru temporary suspension (cash)	-	-	7.3
Depreciation and amortization	63.8	45.4	50.0
Cost of sales[3]	214.3	157.8	135.1

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated interim financial statements.

British Columbia (in millions except tonnes ore milled and unit cost per tonne)	Three Months Ended
Combined unit cost per tonne processed	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Mining	37.3	31.3	19.6
Milling	31.1	27.2	29.1
G&A1	7.5	7.9	7.1
Unit cost	75.9	66.4	55.8
USD/CAD implicit exchange rate	1.38	1.39	1.38
Unit cost - C$	104.7	92.3	77.3
Tonnes ore milled (in thousands)	3,060	3,616	3,087
Combined unit cost per tonne - C$	34.20	25.52	25.02
Reconciliation to IFRS:
Unit cost	75.9	66.4	55.8
Freight & other	3.3	3.5	3.0
Share-based compensation expenses	0.3	0.6	0.5
Change in product inventory	(12.9)	(2.6)	4.2
Royalties	5.7	2.3	0.5
Depreciation and amortization	17.5	22.2	16.4
Cost of sales[2]	89.8	92.4	80.4

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

TSX, NYSE - HBM 2026 No. 29

Manitoba (in millions except tonnes ore milled and unit cost per tonne)	Three Months Ended
Combined unit cost per tonne processed	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Mining	51.5	43.5	15.8
Milling	18.2	16.3	5.9
G&A1	21.8	18.9	5.4
Less: Other G&A related to profit sharing costs	(13.1)	(9.6)	(1.8)
Unit cost	78.4	69.1	25.3
USD/CAD implicit exchange rate	1.40	1.38	1.39
Unit cost - C$	109.7	95.6	35.3
Tonnes ore milled (in thousands)	389	319	137
Combined unit cost per tonne - C$	282	300	258
Reconciliation to IFRS:
Unit cost	78.4	69.1	25.3
Freight & other	6.3	5.3	2.5
Other G&A related to profit sharing	13.1	9.6	1.8
Share-based compensation expenses	0.5	0.4	1.0
Inventory adjustments	-	0.9	-
Change in product inventory	(3.4)	5.6	3.1
Overhead costs incurred during Manitoba temporary suspension (cash)	-	-	16.0
Depreciation and amortization	20.7	21.2	16.3
Cost of sales[2]	115.6	112.1	66.0

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

TSX, NYSE - HBM 2026 No. 29

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to Hudbay's production, cost and capital and exploration expenditure guidance, Hudbay's ability to advance and complete the multi-year optimization of the Copper Mountain mine in British Columbia,  the implementation of stripping strategies and the expected benefits therefrom, the expected timing and benefits of British Columbia growth initiatives, including with respect to the development timelines associated with New Ingerbelle and any challenges to the New Ingerbelle permits (including the Lower Similkameen Indian Band's application for judicial review), expectations regarding the timing, construction, funding structure, benefits of, and costs associated with, advancing and developing the Copper World project, as well as targets for first production expectations regarding the potential impact of recent policy decisions from the United States government, the ability to receive expected payments pursuant to the definitive agreement with Wheaton Precious Metals Corp. ("Wheaton") in respect of the enhanced precious metals stream at Copper World, the expected benefits of Manitoba growth initiatives, including the advancement of the projects contemplated by the updated Snow Lake mine plan, the use of the exploration drift at the 1901 deposit and the potential utilization of excess capacity at the Stall mill, the ability for Hudbay to complete mill throughput enhancements at its operating business units in Peru, British Columbia and Manitoba, Hudbay's future deleveraging strategies and Hudbay's ability to deleverage and repay debt as needed, expectations regarding the timing and costs associated with Cactus pre-feasibility work and Mason pre-feasibility work, and related strategies regarding growth and development opportunities in the United States, the enhancement of stakeholder engagement and advancement of PFS and related test work at Cactus and Mason, expectations regarding Hudbay's cash balance and liquidity and related cash management strategies, expectations regarding Hudbay's capital planning strategies, including but not limited to Hudbay's enhanced capital allocation framework, the payment and timing of future dividends, expectations regarding sustaining capital projects, including but not limited to the Stall Hot Tails Leaching project, the construction of a cyanide recycling initiative at the New Britannia mill and construction of a dam lift at the Anderson Tailings Impoundment Area, expectations regarding tax synergies, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, Hudbay's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on Hudbay's performance, anticipated exploration and expansion opportunities and extension of mine life in Snow Lake and Hudbay's ability to find a new anchor deposit near Hudbay's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect Hudbay's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the ability to successfully obtain proceeds from insurance claims, the ability to achieve Hudbay's climate change goals and initiatives, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production, cost and capital and exploration expenditure guidance;
  no significant interruptions to Hudbay's operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru and the resolution of grievances raised by local communities and their residents;

TSX, NYSE - HBM 2026 No. 29

  the ability to receive expected payments pursuant to the definitive agreement with Wheaton in respect of the enhanced precious metals stream at Copper World;
  no interruptions to Hudbay's plans for advancing the Copper World project, in accordance with the DFS, and including with respect to any challenges to the Copper World permits or land rights;
  no interruptions to Hudbay's plans for advancing New Ingerbelle, including with respect to any challenges to the New Ingerbelle permits or land rights;
  Hudbay's ability to successfully advance and complete the optimization of the Copper Mountain operations, and develop and maintain good relations with key stakeholders;
  the ability to execute on its exploration plans and to advance related drill plans;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of Hudbay's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals Hudbay produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  no significant interruptions to operations due to adverse effects from extreme weather events, including forest fires that have affected and may continue to affect the regions in which Hudbay operates;
  the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to deleverage and repay debt, as needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop Hudbay's projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the employees at Hudbay's operations;
  maintaining good relations with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;
  maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at Hudbay's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the failure to effectively advance and complete the optimization of the Copper Mountain mine operations, political and social risks in the regions Hudbay operates, including the complex political and social environment in Peru and potential disruptions to operations arising from community protests and grievances, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of Hudbay's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks associated with the development of new projects, risks associated with acquisitions, investments and other strategic transactions, risks related to the Copper World project and the recent DFS, risks related to ongoing litigation in respect of certain land rights, risks from community opposition, project delivery risks, joint venture risks and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading Hudbay's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks (including any unanticipated significant interruptions to operations due to adverse effects from extreme weather events), failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets and interest rates that may affect Hudbay's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with Hudbay's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in Hudbay's debt instruments and other material contracts, tax refunds, hedging transactions, cybersecurity risks and risks related to the reliability and security of Hudbay's information technology and operational technology systems, including risks arising from cyber-attacks, ransomware, phishing and other malware, risks associated with the use of artificial intelligence technologies, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form and under the heading "Financial Risk Management" in Hudbay's most recent Annual Management's Discussion and Analysis, each of which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

TSX, NYSE - HBM 2026 No. 29

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

TSX, NYSE - HBM 2026 No. 29

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Cactus project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and safe, efficient operations.

For further information, please contact:

Candace Brûlé

Senior Vice President, Capital Markets & Corporate Affairs

(416) 362-8181

investor.relations@hudbay.com

____________________

i Adjusted net earnings attributable to owners and adjusted net earnings per share attributable to owners; adjusted EBITDA; cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits; cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits; combined unit cost; net debt and net debt to adjusted EBITDA ratio; and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

ii Liquidity includes $788.7 million in cash and cash equivalents and $175.6 million in undrawn availability under Hudbay's revolving credit facilities, (prior to giving effect to the $250 million increase in size to the credit facilities in November 2026), and excludes $50.1 million in municipal bond proceeds classified as restricted cash.

iii Snow Lake average gold production over the 2026 to 2030 five-year period. Total life-of-mine ("LOM") gold production compares total LOM gold production in the 2021 technical report to total LOM gold production in the 2026 updated mine plan plus actual production since 2021.

iv Snow Lake resource-to-reserve conversion rate based on the historical conversion at the Lalor deposit from 2022 to 2026.

v Copper World cash costs and sustaining cash costs are non-GAAP financial performance measures with no standardized definition under IFRS. Sustaining cash costs includes sustaining capital expenditures, equipment financing and royalties. By-product credits calculated using amortization of deferred revenue for gold and silver stream sales. By-products calculated assuming the following long-term commodity prices: gold stream price of $540 per ounce (representing 15% of market price), silver stream price of $6.75 per ounce (representing 15% of market price), and molybdenum price of $17.50 per pound.

vi Copper World total initial growth capital expenditures less $127 million of equipment financing. Equipment financing payments are incorporated in sustaining cash costs.

TSX, NYSE - HBM 2026 No. 29

Exhibit 1: Constancia Breccia Drill Hole Intercept Highlights

Drill holes CO-26-003 and CO-26-005 intersected significant widths of mineralized breccia extending beyond the limits of the current resource and are being followed up with additional drilling.

Hole ID	From (m)	To (m)	Intercept (m)	Estimated true width (m) [1]	Cu (%) [2]	Au (g/t) [2]	Mo (g/t) [2]	Ag (g/t) [2]
CO-26-003	399	644	245	233	0.43	0.05	364.6	1.4
including	478	602	124	118	0.55	0.06	531.1	1.5
CO-26-005	396	698	302	267	0.36	0.04	202.9	1.6
including	618	682	64	57	0.50	0.06	402.5	1.6

1. True widths are estimated based on drill angle and intercept geometry of mineralization.

2. All copper, gold, silver and molybdenum values are uncut.

Hole ID	Easting (m)	Northing (m)	Elevation (m ASL)	Azimuth (degrees)	Dip (degrees)	Length (m)	Core size
CO-26-003	201,456	8,399,347	4,099	220	(68)	838.4	HQ
CO-26-005	201,129	8,399,059	4,197	54	(66)	854.6	HQ

Note: The quality assurance program and quality control measures applied for purposes of monitoring the accuracy and precision of the results from this drilling and exploration program comply with ISO/IEC 17025 general requirements and industry best practices. These measures are also substantially similar to the quality assurance program and quality control measures applied at Constancia, which are described further in Hudbay's most recent NI 43-101 technical report for its Constancia project filed in March 2021, a copy of which is available on Hudbay's website and on Hudbay's SEDAR+ and EDGAR profiles.

Figure 1: Constancia Breccia Schematic Geometry

Hudbay's ongoing 2026 drilling exploration program at the Constancia operations in southern Peru has intersected significant widths of mineralized breccia extending beneath and adjacent to the existing reserve and resource envelope, as shown in Figure 1.